FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 30, 2017
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant's name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a report issued by Midroog rating agency who is a subsidiary of Moody's and entitled "Optibase Ltd. Monitoring Report, May 2017".

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the "Registrant") By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 30, 2017

Optibase Ltd.

Monitoring Report | May 2017

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the origin language.

Contacts

Eylon Garfunkel, Senior Team Leader - Lead Assessor
Eylong@midroog.co.il

Ran Goldstein, Vice President - Head of Real Estate
Rang@midroog.co.il

Midroog

Optibase Ltd.

Series Rating	Baa1.il	Outlook: Stable

Midroog affirms the rating of Baa1.il with stable outlook assigned to the bonds (Series A) issued by Optibase Ltd. (hereinafter: "the Company").

The outstanding bonds rated by Midroog:

Bond Series	ISIN	Rating	Outlook	Final Maturity
Series A	1136209	Baa1.il	Stable	31/12/2021

Key Rating Considerations

The Company's rating is supported, inter alia, by good financial strength ratios for the rating level. As of December 31, 2016, according to the Company's financial statements, the Company's equity/assets ratio stood at 30% and its net debt/net CAP ratio stood at 60%. According to calculations received from the Company, following the adjustment of the assets to fair value based on valuations, and following the inclusion of the Company's share of the debt on assets accounted for by the equity method, there is no significant change regarding the above ratios (the Company's reports presented according to U.S. GAAP, not IFRS); nevertheless, the low volume of operations and limited diversification of the Company expose these ratios to fluctuations upon the acquisition of new assets as well as following any other change in value of the assets and/or the financial debt. The rating is further supported by the Company's activity in the income-producing real estate sector in geographical areas characterized by stability and financial strength. Furthermore, the coverage ratios compare favorably with the rating level. Based on the presentation in the financial statements, the net debt/FFO ratio amounts to 18 years, while Company's data show that the inclusion of the Company's share of the cash flow from assets accounted for by the equity method results in better ratios. Midroog foresees in 2017 slowing of the coverage ratios, inter alia in view of the expected decrease in the NOI from the property in Chicago (which is accounted for by the equity method), although they should still remain appropriate for the rating. In the medium term, the ratios are expected to return to favorable levels for the rating. Nevertheless, the relatively low level of cash flow exposes the coverage ratios to volatility.

On the other hand, the rating is unfavorably affected by a high concentration of assets, with a resulting dependence on major assets and tenants. Thus for example, based on the Company's share of NOI generated by assets, its three major assets account for more than 70% of the annual NOI (we note that one of these assets is a portfolio of 27 supermarkets in Bavaria, Germany, and another asset, in Switzerland, comprises a complex consisting of several buildings). Furthermore, the Company's three major tenants account for more than 20% of its revenues (based on its share in the assets). In addition, the volume of operations is relatively low, as reflected in the number of assets, the level of permanent cash flow and the amount of equity, which negatively affect the Company's risk profile. The Company has a short track record in the real estate business, as it only began to operate in the income-producing real estate sector in 2009, having engaged until that year in a different area of activity (video streaming). Additional negative factors are exposure to changes in exchange rates and in interest rates in the target countries, as well as the holding of condos in Miami (including a debt that was assumed on the condos).

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Midroog

In addition, in March 2017 the Company issued a report on a key tenant, relating to defects in the premises leased to that tenant (in a property located in Geneva, Switzerland; hereinafter: "CTN"). The tenant generates 6% of the Company's revenues (based on the Company's share, including assets accounted for by the equity method; taking into account consolidated assets only and including the share of the minority interests, the tenant accounts for 18% of Company's revenues).  According to the latest reports, legal proceedings are expected to take place between the Company and the tenant. Given that these proceedings are in the initial stages, it is not possible to accurately quantify the effect on the cash flow, on the coverage ratios, on the Company's liquidity and on the value of the property; however, the rating considerations took into account sensitivity scenarios with respect to cash flow and the value of the property. It should be noted that, according to information provided by the Company, the terms of the loan under which the property company's shares were pledged include a financial covenant according to which distributions by the property company may only be made from profits accrued by it. This could affect the amount of the cash flow accruing to the Company from the property company, although the latter has significant liquidity reserves. There has also been a certain slowdown in the residential real estate market in Miami, with a negative impact on selling prices and on the ability to dispose of the remaining inventory of 25 residential units. The Company took out a loan on this inventory of condos, amounting as of December 31, 2016 to $11.8 million and repayable during 2017-2018. This loan includes a guarantee by Optibase Inc., which coordinates the Company's operations in the U.S.

In light of the foregoing, Midroog estimates that the Company's liquidity and cash flow visibility have weakened. However, subsequent to the balance sheet date, the Company's controlling shareholder provided it with an interest-free loan of $5 million, repayable in April 2019. According to the Company, it is in the process of implementing several measures that should improve liquidity and/or the schedule of amortization of its obligations.

Midroog's base scenario takes into account retention of the Company's occupancy rates and cash flow from its existing assets. Midroog also factored in pro forma results derived from asset values based on updated valuation reportes of the income-producing properties consolidated in the Company's financial statements, including adjustment, inter alia, of the equity, the balance sheet, the CAP and the net profit to IFRS (for the pro forma period only). Midroog likewise factored in sensitivity scenarios with respect to the value of the property in Geneva and the condos in Miami. Midroog expects the Company's net financial debt/net CAP ratio, together with proportionate consolidation of the debt on the properties in Chicago and Philadelphia, to be in the range of 62%-65%. In the short to medium term, the Company's FFO is expected to stand at $5.5-$8.5 million (excluding gross profit on the sale of condos in Miami; upon their sale, the FFO should be higher), and the net financial debt/FFO ratio is expected to stand at 25-30 years. Following stabilization of the assets, the coverage ratios are expected to improve and to compare favorably with the rating. Midroog also considered sensitivity scenarios relating to interest rates, the Company's revenues with emphasis on revenues from the CTN project (in which, as noted, there is an ongoing dispute with the key tenant), etc. The rating takes into account that during 2017-2018 the Company is to complete some of the measures described to Midroog for improving liquidity and/or rescheduling the loan in Miami. Failure to comply with the above could impact on the rating and/or the rating outlook.

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Midroog

Optibase Ltd. – Main Data

Key financial information ($K) - U.S. GAAP	31.12.2016	31.12.2015	31.12.2014
NOI	13,179	12,315	11,161
EBITDA **	11,680	10,895	12,097
EBITDA margin from revenue	67%	69%	84%
Net profit	2,120	1,171	5,445
Net profit excluding depreciation	6,364	5,096	9,258
Financial debt	149,781	161,100	112,481
Liquidity reserves	7,021	13,476	9,702
Liquidity held in property companies - CTN	9,003	10,330	13,200
Net financial debt	133,757	137,294	89,579
CAP	237,529	250,862	203,793
Net CAP	221,505	227,056	180,891
Equity and minority interests	74,128	75,584	77,075
Equity excluding minority interests	55,134	55,784	57,439
Fixed assets (income-producing real estate and condos)	207,690	214,840	185,204
Total assets	250,384	262,944	218,004
Equity and minority interests to assets	30%	29%	35%
Debt to CAP	63%	64%	55%
Net debt to net CAP	60%	60%	50%
Adjusted FFO *	7,424	5,227	7,349
Debt to adjusted FFO*, annualized	20	31	15
Net debt to adjusted FFO*, annualized	18	26	12

*
Due to the classification of items differently in the statements to comply with IFRS, FFO was calculated based on operating profit from the income statement, less net financing and tax expenses in the cash flow.

**	Liquidity of the property company (CTN) was presented separately due to existing restrictions on increasing the amounts for the Company.
***
Previous reports issued by Midroog may contain items that have been adjusted to the statements based on information provided by the Company, and therefore there may be certain changes in some of the financial data relative to previous reports.

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Midroog

Key Rating Rationale

The company operates in the income-producing real estate sector in geographical areas characterized by financial stability and strength, contributing to its risk profile; on the other hand, its activity is characterized by a high concentration of assets and tenants and limited operations relative to other rated companies

As of the date of this report, the Company's activity is concentrated in Switzerland, the U.S. and Germany, countries which are characterized by financial strength and stability and rated Aaa by Moody's. In Switzerland, the Company owns two income-producing properties, stated in its books at a cost of $160 million and generate annual NOI of $10.5 million (Company's share – $6 million). In the U.S., the Company has a stake in three income-producing properties (one of which is attributed to a 4% financial stake in a portfolio of commercial properties in Texas), stated in its books at a net cost and at equity method (according to the Company's share) of $22.9 million. The Company also owns 25 condos for sale in Miami. In July 2015 the Company completed the acquisition of 27 commercial properties in Bavaria, Germany, leased mostly to Edeka, a large German food retailer. These assets are stated in the Company's books at a cost of $28.8 million, and generate annual NOI of $2.9 million. In Midroog's opinion, the location of these assets contributes favorably to the Company's risk profile and stability of income from income-producing properties.

Despite the location of the Company's properties in areas characterized by stability and financial strength, the Company's activity is characterized by a high concentration of assets and tenants, which increases its dependence on specific assets or tenants. The Company's key asset generates 29% of the Company's NOI, and its three major assets account for more than 70% of the Company's NOI (based on an annual representative NOI and the Company's share of the NOI). We note that the Company's asset diversification has improved in the last two years, following the acquisition of properties in Germany and Chicago. The Company is also dependent on a key tenant accounting for 12% of revenues, and three major tenants accounting for more than 20% of revenues (according to the Company's share in the assets and including assets accounted for by the equity method). It should be noted that in 2017 several contracts with relatively significant tenants in Switzerland as well as with respect to some of the supermarkets in Germany are due to expire. Also, the asset in Chicago was acquired under the assumption that the major tenant would depart in the course of 2016. According to information received from the Company, new contracts have been concluded on some of the supermarkets in Germany as well as on some of the premises vacated in Chicago. If the Company does not succeed in renewing a majority of the lease contracts, this could affect future revenues to a certain extent.

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Midroog

Good financial strength and coverage ratios for the rating grade; on the other hand, the low volume of the Company's operations exposes these ratios to fluctuations following changes in the business parameters of the assets

As of December 31, 2016, the Company's shareholders equity and minority interests stood at $74 million (equity attributable to the shareholders amounted to $55 million), its equity/assets ratio amounted to 30% and its net debt/net CAP ratio was 60%. These ratios compare favorably with the rating grade. Equity stated in the Company's financial statements does not include a gain on the revaluation of assets but does include depreciation accrued on assets, since the Company reports presented according to U.S. GAAP (based on data received from the Company, adjusted to IFRS, shareholders equity and minority rights would have been somewhat higher). However, the low volume of the Company's operations exposes these ratios to fluctuations, as a change in the business parameters of the assets and the assumption of additional debt by the Company, for its current needs and for the acquisition of new assets, could erode these ratios, in the absence of a concomitant increase in equity. Thus too, a change in the business parameters of the Company's assets could result in volatility of the cash flows and coverage ratios. Moreover, the Company operates in various countries, exposing it to a different basket of currencies, mainly the Swiss franc, the U.S. dollar and the euro, than its shekel-denominated bonds. In this connection, as of December 31, 2016, total financing for income-producing properties takes place in the target countries, and therefore there is a match between the expenditures on, and the cash flows from, the assets. Also, the Company uses a part of the bond proceeds to hedge against changes in the dollar exchange rate versus the shekel.

As of December 31, 2016 the debt/FFO ratio amounts to 18 years, comparing favorably with the rating level. However, the relatively low volume of operations could lead to great volatility in results (e.g. following a change in the expense structure or a change in rental revenues from the properties). Thus for example, Midroog estimates that the ratios (including proportionate consolidation of the companies accounted for by the equity method) for 2017 will be slower. In addition, the Company's loans on a considerable number of its assets bear variable interest rates, exposing its coverage ratios to interest-rate fluctuations.

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Midroog

Weakened liquidity of the Company due to the downturn in the residential real estate market in Miami versus a short amortization schedule for the loan on the property in Miami, along with a dispute with a tenant in the CTN property, is partially offset by a loan from the controlling shareholder; low financial liquidity due to a dearth of unencumbered assets

As of December 31, 2016, the Company had liquidity reserves of $16 million, of which $9 million were attributable to the CTN property company in Switzerland, which is 51% held by the Company jointly with The Phoenix (any cash withdrawal from the property company requires the approval of The Phoenix and the Company and is subject to covenants under the terms of the loans taken for the property and the property company). As reported by the Company, following the receipt of a loan of $5 million from the controlling shareholder and the distribution of the annual dividend from the CTN property company, the liquidity reserves (excluding liquidity of the CTN property company) is currently higher. Bond repayments in 2017-2021 will amount to $2.8 million (NIS 10 million) per year. Given the downturn in the home-sales market in Miami, in 2016 and in 2017 (to date) the Company did not sell any of its inventory of 25 condos in projects whose construction was completed. These condos are pledged against a loan with a balance as of December 31, 2016 of $11.8 million, which is repayable between June 2017 and June 2018 (it should be noted that as of December 31, 2016, the condos are recorded in the books at a depreciated cost of $18 million, but based on Company data their current value is higher). It is Midroog's assessment that failure to sell these condos (contrary to the Company's forecasts as presented to Midroog in the previous rating), coupled with the dispute with the tenant in the CTN property, could affect the cash flow from the assets, negatively impacting the Company's liquidity. Nevertheless, disregarding the loan in Miami, the Company's operations continue to generate a reasonable cash flow. Furthermore, following the balance sheet date, a company owned by the Company's controlling shareholder gave the Company a loan of $5 million. According to information presented to Midroog, the Company is in the process of implementing measures that should improve its liquidity/ schedule of amortization. Midroog expects the Company to act in the course of 2017 to create additional sources of liquidity, whether by assuming additional debt and refinancing its existing debt or by disposing of properties to meet its obligations. Failure to complete these measures could impact negatively on the rating and/or the rating outlook. Midroog notes favorably the terms of the Company's bank loans in Switzerland which are spread over 50 years, reducing the refinancing risk on the assets. However, the absence of unencumbered assets and/or assets encumbered at a very low LTV results in low financial flexibility of the Company.

Rating Outlook

Factors that can improve rating and the rating outlook:

•	Significant growth in the scope of operations and in the number of properties

•	Significant growth in FFO while maintaining the existing coverage ratios over time.

•	Significant improvement in liquidity and financial flexibility.

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Midroog

Factors that could lead to a rating downgrade:

•	Significant deterioration in the Company's liquidity and operations, with emphasis on the property in Switzerland.

•	Distribution of a substantial dividend that impacts the risk profile.

•	Significant erosion of the financial strength ratios.

About the Company

The Company was incorporated and registered in Israel in 1990 under the name Optibase Advanced Systems (1990) Ltd. In 1993 the Company changed its name to Optibase Ltd., and it operates by that name to this day (the Company is a public company whose shares are traded on NASDAQ.) As of the date of the rating report, the Company is held by a family foundation called The Capri Family Foundation. Until 2012 the Company's controlling shareholder was Mr. Shlomo Wyler, who is today the CEO of the wholly owned subsidiary Optibase Inc., which manages the Company's operations in the U.S. From its establishment until 2009 the Company engaged in video streaming, and in 2009 it expanded its range of operations to include income-producing property. In 2010 the Company sold its video streaming operations, and today it engages in the acquisition and management of income-producing properties in various sectors, in Switzerland, the U.S. and Germany.

Rating History

Related Reports

Optibase Ltd. – Monitoring Report – May 2016

Rating of Income-Producing Real Estate Companies – February 2016

Midroog Rating Scales and Definitions

The reports are published on the Midroog website www.midroog.co.il

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Midroog

General Information

Date of rating report:	May 28, 2017
Rating last revised on:	May 9, 2016
Rating first published on:	May 6, 2015
Rating commissioned by:	Optibase Ltd.
Rating paid for by:	Optibase Ltd.

Information from the Issuer

Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

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Midroog

Local Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il demonstrate, in Midroog's judgment, the strongest creditworthiness relative to other domestic issuers.
Aa.il	Issuers or issues rated Aa.il demonstrate, in Midroog's judgment, very strong creditworthiness relative to other domestic issuers.
A.il	Issuers or issues rated A.il demonstrate, in Midroog's judgment, above-average creditworthiness relative to other domestic issuers.
Baa.il	Issuers or issues rated Baa.il demonstrate, in Midroog's judgment, average creditworthiness relative to other domestic issuers and may possess certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il demonstrate, in Midroog's judgment, below-average creditworthiness relative to other domestic issuers and may possess speculative characteristics.
B.il	Issuers or issues rated Ba.il demonstrate, in Midroog's judgment, weak creditworthiness relative to other domestic issuers and possess speculative characteristics.
Caa.il	Issuers or issues rated Caa.il demonstrate, in Midroog's judgment, very weak creditworthiness relative to other domestic issuers and possess very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il demonstrate, in Midroog's judgment, extremely weak creditworthiness and are very near default, with some prospect for recovery of principal or interest.
C.il	Issuers or issues rated C.il demonstrate, in Midroog's judgment, the weakest creditworthiness and are typically in default, with little prospect for recovery of principal or interest.

Note: Midroog appends numerical modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier 1 indicates that the bond ranks in the higher end of its rating category, which is denoted by letters; the modifier 2 indicates that it ranks in the middle of its rating category, and the modifier 3 indicates that the bond ranks in the lower end of its rating category, which is denoted by letters.

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Midroog

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Midroog

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